SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Simtek Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

829204106

(CUSIP Number)

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

Attn: Chief Financial Officer

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

CUSIP No. 829204106

1.	NAMES OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). Cypress Semiconductor Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,179,644
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 3,179,644
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,644
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Calculated in accordance with Rule 13d-3(d)(1) and based on 16,579,886 shares of common stock outstanding as of July 30, 2008, as represented by Simtek Corporation in the Merger Agreement (as defined in Item 3). Includes 674,082 shares of common stock held by the reporting person (which represents 4.1% of the Issuer’s issued and outstanding shares) and warrants to purchase 2,505,562 shares of common stock. As of the date hereof, all of the warrants held by the reporting person are out-of-the-money.

This Amendment No. 3 amends the Schedule 13D originally filed on May 18, 2005 on behalf of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”).

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D relates to the common stock (the “Common Stock”) of Simtek Corporation, a Delaware corporation (“Issuer”), with its principal executive offices located at 4250 Buckingham Drive, Suite 100, Colorado Springs, CO 80907.

Item 2.	Identity and Background

Cypress designs, develops, manufactures and markets a broad line of high-performance digital and mixed-signal integrated circuits for a broad range of markets including networking, wireless infrastructure and handsets, computation, consumer, automotive, and industrial. Cypress’ principal executive offices are located at 198 Champion Court, San Jose, CA, 95134-1599.

Set forth below is the name, position and present principal occupation of each director and executive officer of Cypress. Except as otherwise indicated, the business address of each such person is 198 Champion Court, San Jose, CA, 95134-1599, and each such person is a citizen of the United States.

Directors

Name	Principal Occupation
T. J. Rodgers	President and Chief Executive Officer of Cypress
Eric A. Benhamou	Chairman of the Board of Cypress, 3Com Corporation and Palm, Inc.
James R. Long	Former Executive Vice President of Nortel
W. Steve Albrecht	Associate Dean and Andersen Alumni Professor of Accounting at the Marriot School of Management at Brigham Young University
J. Daniel McCranie	Chairman of the Board of ON Semiconductor and Virage Logic
Lloyd Carney	Chief Executive Officer, Carney Global Ventures
Evert van de Ven	Former Executive Vice President and Chief Technical Officer of Novellus Systems

Executive Officers

Name	Title
T. J. Rodgers	President, Chief Executive Officer and Director
Brad W. Buss	Executive Vice President, Finance and Administration and Chief Financial Officer
Ahmad R. Chatila	Executive Vice President, Memory and Imaging Division
Sabbas A. Daniel	Executive Vice President, Quality
Paul D. Keswick	Executive Vice President, New Product Development
Dinesh Ramanathan	Executive Vice President, Data Communications Division
Christopher A. Seams	Executive Vice President, Sales and Marketing and Operations
Shahin Sharifzadeh	Executive Vice President, Manufacturing and Research and Development
Norman P. Taffe	Executive Vice President, Consumer and Computation Division
Thomas H. Werner	Chief Executive Officer, SunPower
Hal Zarem	Chief Executive Officer, Silicon Light Machines

Neither Cypress nor any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Cypress nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On May 5, 2005, Cypress purchased 6,740,816 shares of Common Stock for $4,000,000 and was issued a warrant giving Cypress the right to acquire an additional 5,055,612 shares of Common Stock (the “2005 Warrant”). On October 5, 2006, Issuer completed a one-for-ten reverse stock split. Following the reverse stock split, Cypress owned 674,082 shares of Common Stock and held a warrant to acquire 505,562 shares of Common Stock with a per share exercise price of $7.77.

On March 24, 2006, Cypress and Issuer entered into a License and Development Agreement (the “License and Development Agreement”) pursuant to which, among other things, Cypress agreed to license certain intellectual property from Issuer and to pay to Issuer $4,000,000 in non-refundable pre-paid royalties. As part of the License and Development Agreement, Issuer agreed to issue Cypress warrants to purchase 2,000,000 shares of Common Stock, of which warrants to purchase 1,000,000 shares of Common Stock were issued on March 24, 2006, warrants to purchase 500,000 shares of Common Stock were issued on June 30, 2006 and warrants to purchase 500,000 shares of Common Stock were issued on December 18, 2006 (collectively the “2006 Warrants,” and together with the 2005 Warrant, the “Warrants”). Each of the 2006 Warrants has a per share exercise price of $7.50.

On August 1, 2008, Cypress, Copper Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Cypress (the “Purchaser”), and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the commencement of a tender offer by the Purchaser to purchase all of the outstanding shares of the Common Stock (the “Shares”) of the Issuer (the “Offer”), at a price of $2.60 per share, net to the seller in cash. Following the consummation of the Offer, the Merger Agreement provides for the Purchaser to merge with and into the Issuer, pursuant to which the Issuer will become a wholly owned subsidiary of Cypress (the “Merger”). Cypress intends to fund the Offer and the Merger with its working capital.

The Merger Agreement is attached to this filing as Exhibit G, and any references to or descriptions of the Offer, the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Item 4:	Purpose of the Transaction

Cypress’ original purchase of the Common Stock and the Warrants was part of a joint product development relationship between Cypress and Issuer.

The purpose of the Offer, the Merger and the Merger Agreement is to enable Cypress to acquire control of the Issuer and to acquire all of the outstanding shares of Common Stock. For a description of the Merger Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.

The Offer is subject to customary conditions, including that (a) prior to the expiration of the Offer the Minimum Condition (as defined below) is satisfied, and (b) any clearances, consents, approvals, orders and authorizations of any governmental entity or that Cypress reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement shall have been obtained or received on terms that do not involve an adverse regulatory condition. “Minimum Condition” means, prior to the then scheduled expiration date of the Offer, there have been be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with any Shares then owned by Cypress and the Purchaser, represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding options to purchase Shares with exercise prices less than $2.60 that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer, plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than options to purchase Shares) with exercise or conversion prices less than $2.60 that are held by persons other than Cypress or the Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer.

Pursuant to the Merger Agreement, upon consummation of the Offer, Cypress will become entitled to designate directors to the Issuer’s Board of Directors (the “Board”) as of the Purchaser’s initial acceptance of Shares for payment (the “Appointment Time”). In accordance with the Merger Agreement, the total number of directors designated by Cypress is determined by multiplying (i) the total number of directors on the Issuer’s Board by (ii) the percentage that the total number of Shares held by Cypress and the Purchaser (after giving effect to the shares purchased pursuant to the Offer) bears to the total number of shares of Common Stock then outstanding.

Following the consummation of the Offer, the Merger Agreement provides for the Purchaser to merge with and into Issuer, pursuant to which Simtek will become a wholly owned subsidiary of Cypress. In the Merger, each remaining Share, other than Shares held by Cypress, the Purchaser (or any other wholly owned subsidiary of Parent) and Issuer, and Shares held by stockholders who have validly exercised their appraisal rights under the Delaware General Corporation Law, will be cancelled and converted into the right to receive $2.60 in cash, without interest. After the closing of the Merger, Cypress will terminate the listing of the Issuer’s shares on the Nasdaq Global Select Market and will file a Form 15 to terminate the Issuer’s registration pursuant to Section 12(g)(4) of the Act.

The parties have agreed that if, following the consummation of the Offer, Cypress, the Purchaser or any subsidiary of Cypress owns at least 90% of the outstanding Shares, the Merger will be completed without a meeting of Issuer’s stockholders, in accordance with Delaware’s short-form merger statute. The Merger Agreement grants the Purchaser an irrevocable option, exercisable after consummation of the Offer and subject to certain conditions and limitations, to purchase a number of Shares from Issuer at a price per share equal to $2.60, that, when added to the shares owned by Cypress or the Purchaser, would equal 91% of the outstanding Shares.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Amendment No. 3 to Schedule 13D, Cypress beneficially owns 3,179,644 shares of Common Stock, representing approximately 16.1% of the issued and outstanding shares. (Includes 674,082 Shares of outstanding Common Stock and warrants to purchase 2,505,562 Shares . As of the date of this Amendment No. 3 to Schedule 13D, all of the warrants held by Cypress are out-of-the-money.) Except as set forth in this Item 5, neither Cypress nor any other person controlling Cypress nor, to the best knowledge of Cypress, any individual named in Item 2 to this Schedule 13D, beneficially owns any shares of Common Stock.

(b)	Cypress has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares reported herein.

(c)	To the knowledge of Cypress, no transactions in the Issuer’s Common Stock were effected during the past 60 days by the person named in response to Item 5(a).

(d)	To the knowledge of Cypress, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As disclosed above, Issuer issued the Warrants to Cypress, which gave Cypress the right to acquire up to an additional 2,505,562 shares of Common Stock. Also as disclosed above, the Issuer and Cypress are parties to the License and Development Agreement, pursuant to which Issuer agreed to issue the 2006 Warrants to Cypress. In addition, Cypress and Issuer are parties to a Registration Rights Agreement, dated May 4, 2005, pursuant to which Issuer granted Cypress certain registration rights to facilitate the transfer of the Common Stock owned by Cypress.

As an inducement for Cypress to enter into the Merger Agreement, on August 1, 2008, certain directors, executive officers and stockholders of Issuer entered into transaction support agreements (the “Transaction Support Agreements”) with the Purchaser and Cypress that, among other things, (i) restricted the transfer of their Shares, (ii) obligated them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer or the Merger, and (iii) obligated them to tender all their Shares in the Offer not later than the fifth business day prior to the scheduled expiration date of the Offer. The form of Transaction Support Agreement is attached to this filing as Exhibit H, and any references to or descriptions of the Transaction Support Agreement are qualified in their entirety by reference to the Transaction Support Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Except for the Transaction Support Agreements and as otherwise described in Items 3 through 5 of this Statement on Schedule 13D, which are hereby incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Cypress and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, outs or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A –	Share Purchase Agreement, dated May 4, 2005, between Cypress and Simtek (incorporated by reference to Exhibit A to Cypress’ Schedule 13D, as filed with the Securities and Exchange Commission on May 15, 2005)

Exhibit B –	2005 Warrant (incorporated by reference to Exhibit B to Cypress’ Schedule 13D, as filed with the Securities and Exchange Commission on May 15, 2005)

Exhibit C –	Registration Rights Agreement, dated May 4, 2005, between Cypress and Simtek (incorporated by reference to Exhibit C to Cypress’ Schedule 13D, as filed with the Securities and Exchange Commission on May 15, 2005)

Exhibit D –	License and Development Agreement, dated March 24, 2006, between Cypress and Simtek (incorporated by reference to Exhibit 10.1 to Simtek’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 30, 2006)

Exhibit E –	2006 Warrants (incorporated by reference to Exhibit 10.1 to Simtek’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 30, 2006)

Exhibit F –	Offer Letter (incorporated by reference to Exhibit F to Cypress’ Schedule 13D Amendment No. 2, as filed with the Securities and Exchange Commission on April 8, 2008).

Exhibit G –	Agreement and Plan of Merger by and among Cypress, the Purchaser, and the Issuer, dated as of August 1, 2008 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, as filed by Cypress with the Securities and Exchange Commission on August 1, 2008).

Exhibit H –	Transaction Support Agreement by and among Cypress, the Purchaser, and certain Directors, Executive Officers and Stockholders of the Issuer, dated as of August 1, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, as filed by Cypress with the Securities and Exchange Commission on August 1, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2008

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ T. J. Rodgers
Name:	T. J. Rodgers
Title:	President and Chief Executive Officer